EXHIBIT 99.1

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)
Financial Statements
December 31, 2019

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2019

Independent Auditors’ Report

The Partners
Madison NYC Core Retail Partners, LP:

We have audited the accompanying financial statements of Madison NYC Core Retail Partners, LP, which comprise the statement of assets, liabilities and partners’ capital, including the schedule of investments, as of December 31, 2019 and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison NYC Core Retail Partners, LP as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Date:	February 25, 2020	/s/ KPMG

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2019

Statement of Assets, Liabilities and Partners' Capital

ASSETS
Investment in real estate venture (Cost: $264,200,685)	$340,797,002
Cash	671,712
Deferred credit facility costs (net of accumulated amortization of $43,858)	171,576
Due from related parties	37,418
Total assets	$341,677,708
LIABILITIES AND PARTNERS' CAPITAL
Credit facility payable	$3,245,000
Accrued expenses	159,697
Due to related parties	122,500
Credit facility costs payable	13,482
Total liabilities	3,540,679
Partners' capital	338,137,029
Total liabilities and partners capital	$341,677,708

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2019

Schedule of Investment

Investment	Location	Asset Type	Total Asset Size	Date of Acquisition	Ownership %	Cost	Fair Value	% of Capital
Madison NYC Core Portfolio	New York Metro Area	Retail	1,701,000 sf	Dec 2015	49%*	$169,770,690	$262,527,002	77.7%
Madison (42nd Street) NYC Core Portfolio	New York Metro Area	Retail	312,000 sf	Dec 2015	49%**	94,429,995	78,270,000	23.1
					Total	$264,200,685	$340,797,002	100.8%
* As of December, 31, 2019, the Madison NYC Core Portfolio consists of eight core retail properties owned in a joint venture with an affiliate, Madison NYC Core Retail Partners II, LP, which owns 51% of the equity interest.

** As of December, 31, 2019, the Madison (42nd Street) NYC Core Portfolio consists of one core retail properties owned jointly with Forest City Realty Trust, Inc., which owns 51% of the equity interest.

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2019

Statement of Operations

Revenue:
Dividend income	$6,000,635
Total revenue	6,000,635

Expenses:
Asset management fees	1,081,966
Salary expense	273,526
Administration fees	139,427
Audit fees	116,000
Consulting fees	83,257
Financing costs	54,691
Amortization - deferred credit facility costs	43,858
Professional fees	30,279
General and administrative expenses	29,456
Insurance expense	19,943
Total expenses	1,872,403

Net investment income	4,128,232

Net change in unrealized gain on investment in real estate venture	15,292,246

Net income	$19,420,478

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2019

Statement of Changes in Partners' Capital

	General Partner	Limited Partners	Total
Balance at January 1, 2019	$675,388	$337,025,062	$337,700,450
Distributions	(37,967)	(18,945,932)	(18,983,899)
Net income	38,841	19,381,637	19,420,478
Balance at December 31, 2019	$676,262	$337,460,767	$338,137,029

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2019

Statement of Cash Flows

Cash Flows From Operating Activities:
Net income	$19,420,478
Adjustments to reconcile net income to net cash provided by operating activities:
Net change in unrealized gain on investment in real estate venture	(15,292,246)
Amortization - deferred credit facility costs	43,858
Changes in operating assets and liabilities:
Increase in due from related parties	(34,715)
Decrease in due to related parties	(151,915)
Decrease in accrued expenses	(97,808)
Increase in investment payable	(34,859)
Increase in credit facility costs payable	13,482
Increase in investment in real estate venture	(2,022,673)
Proceeds from return of capital of investment in real estate venture	12,222,358

Net cash provided by operating activities	14,065,960

Cash Flows From Financing Activities:
Distributions to partners	(18,983,899)
Credit facility borrowing	3,245,000
Capitalized credit facility costs	(215,434)

Net cash used in financing activities	(15,954,333)

Net increase in cash	(1,888,373)

Cash:
Beginning	2,560,085
Ending	$671,712

Supplemental disclosure of cash flow information:
Cash paid for interest	$31,153

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 1.    Organization and Principal Business Activities

Madison NYC Core Retail Partners, LP (the “Partnership”) is a limited partnership formed pursuant to the laws of the State of Delaware on October 15, 2015, in accordance with the Limited Partnership Agreement. Madison International Holdings NYC Core Retail, LLC is the general partner of the Partnership (the “General Partner”). Madison International Realty NYC Core, LLC, is the asset manager for the Partnership (“Asset Manager”). Madison International Realty PM, LLC is the property manager of the real estate properties in the underlying portfolios (“Property Manager”), which engaged a third party property manager. As of December 31, 2019, the Partnership has capital commitments of $308,687,572 from Limited Partners and $618,601 of capital commitments from the General Partner. All capitalized terms not defined herein shall have the meaning ascribed to them in the partnership agreement, as amended (“Partnership Agreement”).

On September 14, 2017, the Limited Partners and General Partner executed an amended and restated Partnership Agreement, which allowed the Partnership to sponsor a 51% joint venture recapitalization of the Joint Venture. The recapitalization closed on 10 of the 13 properties on December 22, 2017, which converted the Partnership’s 49% common equity interest, to a 98% common equity interest, while the Joint Venture partner, Forest City Realty Trust, Inc. retained a 2% common equity interest and received a 100% preferred equity interest. During 2018, Forest City Realty Trust, Inc.'s (“Forest City”) equity interest (2% common and 100% preferred) in 11 core retail properties in and around New York City (the “New York Core Retail Portfolio”), was redeemed through the distribution of the Partnership's equity interest in University Park at MIT, 80 DeKalb and 3700M to Forest City. Following the redemption of Forest City's equity interest in the New York Core Retail Portfolio, its equity interest was converted to a 51% common equity interest in Madison NYC Core Retail Holdings, LLC ("HoldCo"), an entity formed to hold the indirect common equity ownership interests in the New York Core Retail Portfolio. Concurrent to the 51% common equity conversion, the Partnership contributed its then 49% common equity interest in the New York Core Retail Portfolio into HoldCo. Subsequent to the 51% common equity conversion, and the Partnership's contribution of its 49% common equity interest into HoldCo, the Partnership's affiliate, Madison NYC Core Retail Partners II, LP (“51%Co”), converted its acquisition loan into the 51% common equity interest in HoldCo. The common equity of HoldCo is now owned 49% by the Partnership and 51% by 51%Co. HoldCo owns 100% of Madison NYC Core Retail Partners REIT (“REIT”) that owns the New York Core Retail Portfolio. In addition, outside of HoldCo, the Partnership owns a 49% joint venture equity interest in 42nd Street Entertainment & Retail Complex and The Shops at Northern Boulevard with Forest City as its joint venture partner, “Madison (42nd Street) NYC Core Portfolio”. From the Partnership's perspective, the recapitalization of the Joint Venture did not impact the Partnership's indirect ownership of the underlying properties. The Partnership continues to own an indirect 49% equity interest in the remaining nine core retail properties. Such ownership is in joint venture with either 51%Co or Forest City. The Madison NYC Core Portfolio together with Madison (42nd Street) NYC Core Portfolio is hereinafter referred to as “Combined NYC Core Portfolio.”

The sole purpose of the Partnership is to manage equity investments in HoldCo and Madison (42nd Street) NYC Core Portfolio which consists of 42nd Street Entertainment & Retail Complex and. The strategy of the Partnership is to own partnership interests that own and manage core retail properties in and around New York City. The Partnership will directly or indirectly hold for investments, oversee the liquidation or other disposition of, and otherwise manage and exercise all of the rights of an owner of the investments, and to do any and all other acts or things which the General Partner may determine are necessary thereto.

As of December 31, 2019, the Partnership has called $309,306,173 or 100% of the total capital commitments.

The Partnership shall continue until December 31, 2030, unless terminated earlier, or extended for additional consecutive five-year periods by a Super-Majority in Interest of the Limited Partners.

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Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) pursuant to which investments in real estate ventures are presented on a fair value basis. The Partnership qualifies as an Investment Company as defined in Accounting Standards Codification (“ASC”) 946, Financial Services─Investment Companies.

Allocation of Profits and Losses. The General Partner shall allocate profits and losses and make cash distributions in accordance with the Partnership Agreement. The capital account balances at December 31, 2019 represent each Partner’s cumulative contributions, allocation of profits, losses and cash distributions paid pursuant to the distribution priority described in the Partnership Agreement. In addition, the capital account balances at December 31, 2019 reflect each Partner’s share of cash which would be distributed to the Partners under a hypothetical liquidation of the Partnership at net book value as of December 31, 2019.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates and assumptions for the Partnership relate to the valuation of the investment in real estate ventures.

Cash. The Partnership maintains its cash account with a financial institution which, at times, may exceed federally insured limits. The Partnership has not experienced any losses on the account.

Income Taxes. No provision for income taxes has been made in the financial statements since the income or loss from the Partnership is allocated to each partner in accordance with the provisions mandated by the Partnership Agreement, and is passed through directly to each partner and reported on their individual tax returns.

The Partnership evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Partnership uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken on a tax return. In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Partnership assessed its tax positions for the open tax years 2016 through 2019. The Partnership concluded that it has no material uncertain tax liabilities to be recognized at this time.

Revenue and Expense Recognition. Operating distributions received by the Partnership are reported on the Statement of Operations as dividend income. Realized gains are recognized when liquidating proceeds in excess of investment cost are received. Expenses are recognized when incurred. Interest income is recognized on an accrual basis.

Deferred Credit Facility Costs. Debt issuance costs related to the credit facility payable are being amortized over the life of the facility. The Partnership presents credit facility debt issuance costs, net of amortization, as an asset as elected in accordance with ASC 835, Interest.

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Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 2.    Summary of Significant Accounting Policies (continued)

Investment Valuation. The Partnership’s investments are composed of equity interests in real estate ventures. These investments are accounted for at estimated fair value and reflect the Partnership’s allocable share of the fair value of each such investment. The General Partner has estimated a value for such investments based upon available information concerning the market for real property investments including, but not limited to, the estimated liquidation value of investments, the value of comparable assets, the replacement costs, impact on value due to ground leases and the income and cash flows expected to be generated by the investments. Specifically, fair value is the cost of the investment, net of distributions of capital from its acquisition date through the date of the financial statements, plus an estimate of any unrealized appreciation or depreciation. Valuation methods for investment in real estate ventures may include, but are not limited to, the following:

1)
Discounted Cash Flows - forecasts of future net cash flows during the holding period, anticipated net proceeds from the sale, disposition or resolution of the investment, discounted at prevailing market rates;

2)	Income Capitalization - prevailing market capitalization rates or earnings multiples applied to stabilized income or adjusted earnings from the investment and other observable market data;

3)	Sales Comparable - recent sales of comparable investments;

4)	Offer Price - sale negotiations and bona fide purchase offers, contracts received from independent parties, or estimated proceeds from sold assets.

ASC 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of the fair value measurements. This standard defines fair value as the price that the Partnership would receive upon selling an investment in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The standard establishes a three-level hierarchy based on inputs to fair value measurements. Inputs refer broadly to the assumptions that market participants would use in pricing the investment, including assumptions about risk.

The three levels of the fair value hierarchy under this standard are described below:

· Level 1 – Unadjusted quoted prices in active markets for identical investments that the Partnership has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

· Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. These inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, and inputs other than quoted prices that are observable for the investment. These are inputs that are derived principally from or corroborated by observable market data by correlation or other means.

· Level 3 – Inputs that are unobservable inputs for the investments that are used to measure fair value when observable inputs are not available. Unobservable inputs reflect the Partnership’s own assumptions about the assumptions that market participants would use in pricing the investment. These are inputs that are developed based on the best information available in the circumstances, which might include the Partnership’s own data.

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Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 2.    Summary of Significant Accounting Policies (continued)

Because of the inherent uncertainty of real estate valuations related to assumptions regarding highest and best use, capitalization rates, discount rates, leasing and other factors, the estimated fair values reflected in the financial statements may differ significantly from values that would be determined by negotiation between independent parties in sales transactions, and the difference could be material. These valuations are generally classified within Level 3 of the valuation hierarchy.
Note 3. Investment Valuation

The following is a summary of valuation level inputs used at December 31, 2019 in valuing the Partnership’s investments carried at fair value:

Valuation Level Inputs	Real Estate Venture
Level 1 - Quoted Prices	$—
Level 2 - Other Significant Observable Inputs	—
Level 3 - Significant Unobservable Inputs	340,797,002
Total	$340,797,002

There were purchases or funding of Level 3 investments of $2,022,673 and no transfers into or out of Level 3 measurements for the year ended December 31, 2019.

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements used as of December 31, 2019.

Asset Class	Fair Value	Valuation Techniques	Unobservable Inputs	Range
Retail	$333,806,560	Discounted Cash Flows (DCF)	Terminal Capitalization Rate	5.50% - 6.50%
			Discount Rate	6.06% - 9.62%
			DCF Term	10.0 years
			Revenue Growth Rate	3.50%
			Ground lease market rents	*
	$6,990,442	Offer Price**	Purchase and Sale Agreement	N/A
Total	$340,797,002

*The General Partner made certain assumptions as it relates to the market rent for four properties subject to ground leases with resets in future years.

** An asset within the portfolio is expected to sell in March 2020. Therefore, the agree-upon price per the Purchase and Sale Agreement is being used and this asset was bifurcated from the rest of the investment portfolio which continued to be valued under DCF.

Unobservable inputs used to determine Level 3 valuations may have similar or diverging impacts on valuation. Significant increases or decreases in these inputs in isolation and interrelationships between those inputs could result in significantly higher or lower fair value measurements than noted in the table above.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 4. Investment Funding and Other Commitments

The Partnership discloses financial support provided or contractually required to be provided to any of its investments. The disclosures include (i) the type and amount of financial support provided to investee companies, including situations in which the Partnership assisted an investee in obtaining financial support, (ii) the primary reasons for providing the financial support, (iii) the type and amount of financial support the Partnership is contractually required to provide to an investee, but has not yet provided, and (iv) the primary reasons for the contractual requirement to provide the financial support.

During the year ended December 31, 2019, the Partnership made $2.0 million of investment contributions for capital expenditures and leasing costs. The Partnership has no unfunded commitment to its investments in existing real estate ventures as of December 31, 2019.

The Partnership's right to redeem or sell its investments is subject to restrictions per the terms of the underlying investment operating agreements.

Note 5. Related Party Transactions

In accordance with the Partnership Agreement, the Partnership pays asset management fees quarterly, in advance, to the Asset Manager, an affiliate of the General Partner, equal to 0.40% per annum of the aggregate Capital Contributions of each Partner less the portion of such Capital Contributions in respect of (i) Partnership Expenses other than Investment Expenses; (ii) any portion of the Investments that have been sold or written-off; and (iii) the portion of such Capital Contributions that have been returned unused. During the year ended December 31, 2019, the Partnership paid asset management fees of $1,081,966.

As part of the closing and execution of the Partnership Agreement, the Limited Partners approved the expenses for Owner’s Representatives (who may be employees or consultants of the General Partner and its affiliates) in connection with the ownership and operation of the Properties. The Advisory Board amended the Partnership Agreement for the related costs of Owner’s Representatives section, 6.06, in October 2018. In addition, the Partnership also approved reimbursements for advisory or consultant services, including legal, tax and/or accounting related services incurred by the General Partner and its affiliates for its employees or consultants. For the year ended December 31, 2019, Owner’s Representatives and advisory or consulting services were limited to $353,290 and $100,940, respectively, per the Partnership Agreement. The limits were not exceeded during the year ended December 31, 2019. During the year ended December 31, 2019, the Partnership paid $451,313, which consists of $177,686 of expenses for Owner’s Representatives and advisory or consulting services included in salary expense and consulting fees in the Statement of Operations and $273,627 included in the decrease in due to related parties in the Statement of Cash Flows. As of December 31, 2019, the Partnership has a due to related parties’ balance of $122,500 for Owner's Representatives paid by an affiliate of the General Partner, and will be paid in the first quarter of 2020.

The Partnership reimbursed $11,875 to an affiliate of the General Partner for operating expenses paid on behalf of the Partnership for the year ended December 31, 2019. The expenses are included in the Statement of Operations.

As of December 31, 2019, the Partnership has a due from related parties’ balance of $37,418, which is due from the core retail entities in the Madison NYC Core Portfolio.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 6. Credit Facility Payable

On May 23, 2019, the Partnership entered into a revolving credit agreement (“Revolving Credit Agreement”) with Signature Bank collateralized by net asset value (“NAV”) of the Partnership. The Revolving Credit Agreement is a NAV based facility with a maximum facility amount of $7,350,000, with an accordion up to $35,500,000. The Revolving Credit Agreement has a maturity date of May 23, 2022, subject to a one year extension request. The lender has the sole discretion to consent to the extension request.

The Revolving Credit Agreement is subject to a quarterly unused commitment fee of 0.40% per annum and a facility fee of 0.40% of maximum facility amount per annum. Borrowings bear interest at the “Prime Rate” plus 1.00% if such loan is a prime rate loan, or the sum of “LIBOR” plus the applicable margin of 4.00% if such loan is a eurodollar loan, and interest payments are due monthly and upon maturity.

Availability under the Revolving Credit Agreement is subject to the accuracy of representations and warranties and the absence of a default. The Revolving Credit Agreement contains customary restrictive covenants, including limitations on debt, investments and maximum leverage, all of which have been complied with during the period May 23, 2019 through December 31, 2019. As of December 31, 2019, the Partnership has outstanding borrowings of $3,245,000, and remaining capacity of $4,105,000. The Partnership had average daily borrowings of $1,085,785 at a weighted average interest rate of 6.04% during the period May 23, 2019 through December 31, 2019.

Note 7. Financial Highlights

The Partnership is required to disclose financial highlights for Limited Partners in accordance with the provisions of ASC 946. These financial highlights consist of net investment income, expenses and carried interest allocation ratios for the year ended December 31, 2019 and the internal rate of return since inception (“IRR”) of the Limited Partners, net of all expenses, through December 31, 2018 and December 31, 2019.

The following summarizes the Limited Partners’ financial highlights:

Ratios and Supplemental Data

Year Ended December 31, 2018
Net Investment Income	1.23%

Expenses	0.56%
Carried Interest allocation	—%
Expenses and Carried Interest allocation	0.56%

Cumulative internal rate of return through December 31, 2018	8.27%
Cumulative internal rate of return through December 31, 2019	7.73%

The net investment income, expenses and carried interest allocation ratios are computed as a percentage of weighted average Limited Partners’ capital.

The IRR was computed based on the monthly cash inflows (capital contributions), outflows (distributions) and the Limited Partners’ capital at the end of the period (residual value) as of the measurement date.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2019

Note 8. Subsequent Events

Subsequent to December 31, 2019 and through February 25, 2020, the date through which management evaluated subsequent events and on which the financial statements were available for issuance, the Partnership noted no subsequent events that require disclosure.